Exhibit 12.1

BANKUNITED, INC. AND SUBSIDIARIES
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
(In thousands, except for ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Excluding Interest on Deposits:
Fixed Charges
Interest expense (other than interest on deposits)	$44,013	$33,690	$32,045	$57,091	$63,164	$59,856
Interest factor in rent expense (1)	9,026	8,471	8,668	7,772	4,956	4,267
Total fixed charges	$53,039	$42,161	$40,713	$64,863	$68,120	$64,123

Earnings
Income before income taxes	$296,893	$293,250	$318,002	$344,865	$192,744	$312,540
Fixed charges	53,039	42,161	40,713	64,863	68,120	64,123
Total earnings	$349,932	$335,411	$358,715	$409,728	$260,864	$376,663

Ratio of earnings to fixed charges excluding interest on deposits	6.60	7.96	8.81	6.32	3.83	5.87

Including Interest on Deposits:
Fixed Charges
Total interest expense	$135,164	$106,651	$92,611	$123,269	$138,937	$168,200
Interest factor in rent expense (1)	9,026	8,471	8,668	7,772	4,956	4,267
Total fixed charges	$144,190	$115,122	$101,279	$131,041	$143,893	$172,467

Earnings
Income before income taxes	$296,893	$293,250	$318,002	$344,865	$192,744	$312,540
Fixed charges	144,190	115,122	101,279	131,041	143,893	172,467
Total earnings	$441,083	$408,372	$419,281	$475,906	$336,637	$485,007

Ratio of earnings to fixed charges including interest on deposits	3.06	3.55	4.14	3.63	2.34	2.81
(1) Consists of one third of total rent expense which management believes approximates the interest factor in rent expense.